EXHIBIT 99.1
Telenor Says VimpelCom Acquisition of Wind Telecom Makes No Sense, Will Harm VimpelCom Minority Shareholders
(Fornebu, Norway — 17 January 2011) Following the VimpelCom Ltd. Board’s decision yesterday to approve VimpelCom’s acquisition of Wind Telecom S.p.A., Telenor ASA has stated that it will try to stop the acquisition from being completed.
VimpelCom has called a shareholders meeting for 17th March to consider the approval of the VimpelCom Board approved issuance of up to 325,639,827 new VimpelCom common shares and an additional 305,000,000 new VimpelCom preferred shares to the owners of Wind Telecom. Together, the new shares will give the owners of Wind Telecom a 30.6% voting stake in VimpelCom, representing 1.53 times the 20% economic stake the owners of Wind Telecom stand to receive. Telenor’s three nominees on the VimpelCom Board voted against the approval of the acquisition because they do not believe it makes strategic or financial sense for VimpelCom and will harm VimpelCom’s shareholders. The other six members of the VimpelCom Board voted to approve the transaction.
“We did not support the original proposal because it did not make strategic or financial sense. The revised proposal makes even less sense as the consideration now being offered is even more generous to the owners of Wind Telecom. Existing VimpelCom shareholders face considerable additional dilution if this acquisition is completed on the terms approved by the Board,” said Telenor spokesman Dag Melgaard. “As a result of this transaction, VimpelCom minority shareholders’ existing 18.6% voting stake will be diluted to 12.9%, despite their having an economic stake of 16.3%. In our view, the disconnect between economic and voting stakes negatively affects the attractiveness of VimpelCom as an investment case for public investors.”
Telenor issued a stock exchange announcement on 20 December 2010, stating that it would not support the proposed transaction. At the same time, Telenor informed VimpelCom’s management that, in order to avoid dilution, it would not waive its pre-emptive rights under the VimpelCom shareholders agreement. Until this point, the transaction was an unrelated M&A transaction, granting Telenor and Altimo full pre-emption rights under the terms of the VimpelCom shareholders agreement. However, on 10th January 2011, Altimo informed VimpelCom for the first time that entities controlled by Gleb Fetisov, an indirect minority shareholder of Altimo, had acquired 0.7% of Wind Telecom’s 51.7% subsidiary Orascom Telecom Holding S.A.E. Altimo claims that this changes the transaction into a related party M&A transaction, as a result of which Telenor would be deprived from its pre-emptive rights. On this basis, the proposed transaction was approved by the VimpelCom Board against the Telenor-nominated directors’ vote.
“We see this as an obvious deception that violates the VimpelCom shareholders agreement. It is an artificial construct aimed at depriving Telenor of its pre-emptive rights and we will defend our rights in order to protect Telenor’s and the VimpelCom minority shareholders’ investment in VimpelCom. At the upcoming VimpelCom shareholders meeting, we will vote against the approval of the issuance of the new shares to Wind Telecom’s owners, and we urge VimpelCom minority shareholders to do the same.”
Telenor ASA currently holds a 36% voting and 39.6% economic interest in VimpelCom Ltd.
Further information:
Dag Melgaard, Communication Manager, Telenor Group Communications
tel: +47 901 92 000
e-mail: dag.melgaard@telenor.com
Forward-looking Statements
This letter contains forward-looking statements that involve risks and uncertainties. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of Telenor ASA (“Telenor”). Such forward looking statements include, without limitation, statements relating to (1) the implementation of strategic initiatives, (2) the results or consequences of any meeting of the directors or shareholders of VimpelCom Ltd. (“VimpelCom”), (3) the consequences of the proposed transaction involving VimpelCom and Wind Telecom S.p.A., (4) statements relating to VimpelCom’s future business development and economic performance and (5) other statements regarding matters that are not historical facts. The words “believe”, “expect”, “will”, “may”, “could”, “should”, “would” and similar expressions identify certain of these forward-looking statements. You are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements. Many factors may influence Telenor’s or VimpelCom’s actions or actual results and cause them to differ materially from expected actions or results as described in such forward-looking statements. Telenor disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
Telenor has filed with the Securities and Exchange Commission (the “SEC”) a statement on Schedule 13D with respect to Telenor’s interest in the securities of VimpelCom and a number of amendments thereto (as so amended, the “Schedule 13D”). Investors and security holders are urged to read the Schedule 13D, as well as VimpelCom’s filings on Form 20-F and Form 6-K, and any other relevant documents filed or furnished with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain free copies of such documents at the SEC’s website (www.sec.gov).